Exhibit 99.1

Draganfly to Showcase Promo Drone’s Starling X.2 Drone at World Police and Fire Games in Winnipeg

The Starling X.2 is a versatile rapid-response messaging and aerial advertising drone developed to improve the capabilities of first responders in critical situations.

Winnipeg, MB. July 27, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is excited to announce It will showcase Promo Drone’s new Starling X.2 drone digital display messaging platform during the World Police and Fire Games in the city of Winnipeg, Manitoba, from July 28 to August 6, 2023.

Promo Drone selected Draganfly to develop and manufacture the next generation of their Public Safety & Advertising system, the Starling X.2. Draganfly’s experienced Engineering and Production teams designed and developed the Starling X.2 in collaboration with Promo Drone, an industry leader relating to Drone Advertising & Publicity.

The Starling X.2 is a versatile rapid-response messaging and aerial advertising drone that can communicate and promote important information in various sectors, including public safety, emergency response, outdoor events, advertising, marketing, and fan-centric experiences.

The Starling X.2 incorporates Draganfly’s versatile, weather-resistant, and easy-to-assemble Commander 3 XL airframe with Promo Drone’s video display technology featuring ultra-bright LED display panels. This combination ensures the aerial messaging system’s exceptional visibility, capturing attention wherever it flies. The platform’s potential applications are extensive, including conveying crucial information about natural disasters, rally points, missing persons, and other critical notifications, thus bolstering public awareness and preparedness.

Draganfly’s Commander 3 XL equipped with the Starling X.2 will be at booth #21 in downtown Winnipeg’s RBC Convention Center from July 26th to 29th. Attendees will also be able to view the Company’s Vital Intelligence Technology, Heavy Lift drone, and new Precision Delivery System.

“The development of Promo Drone’s Starling X.2 highlights Draganfly’s continuous commitment to improving the capabilities of first responders in critical situations,” said Cameron Chell, President, and CEO of Draganfly. “We are thrilled to be part of this year’s World Police and Fire Games event and have the opportunity to display our newest innovations along with sharing valuable insights regarding the latest advancements in unmanned aerial vehicle (UAV) technology for the public safety sector.”

The World Police and Fire Games is an Olympic-style competition that welcomes over 8,500 athletes representing law enforcement, firefighters, and first responders from across 60 countries competing in 63 sports.

For more information on the World Police and Fire Games, click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com